FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Hawran, Paul W.	2. Issuer Name and Ticker or Trading Symbol Neurocrine Biosciences, Inc./NBIX		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President and CFO
(Last) (First) (Middle) 10555 Science Center Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/19/03
(Street) San Diego, CA 92121		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/19/03		A		41,500	A	4.25	41,500	I	(3)
Common Stock	03/19/03		A		20,000	A	8.25	20,000	I	(3)
Common Stock	03/19/03		A		22,963	A	7.375	22,963	I	(3)
Common Stock	03/19/03		A		46,874	A	7.375	46,874	I	(3)
Common Stock	03/19/03		A		22,437	A	7.75	22,437	I	(3)
Common Stock	03/19/03		A		17,185	A	5.375	17,185	I	(3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Non-statutory Stock Option	4.25	03/19/03		M(1)			41,500	05/28/95	04/28/05	Common Stock	41,500			I	(4)
Non-statutory Stock Option	8.25	03/19/03		M(1)			20,000	08/09/96	07/09/06	Common Stock	20,000			I	(4)
Non-statutory Stock Option	7.375	03/19/03		M(1)			22,963	05/29/97	04/29/07	Common Stock	22,963			I	(4)
Non-statutory Stock Option	7.375	03/19/03		M(1)			46,874	05/29/97	04/29/07	Common Stock	46,874			I	(4)
Non-statutory Stock Option	7.75	03/19/03		M(1)			22,437	05/16/97	04/16/07	Common Stock	22,437			I	(4)
Non-statutory Stock Option	5.375	03/19/03		M(1)			17,185	04/02/99	03/02/07	Common Stock	17,185			I	(4)
Forward Sale (Put Option)	45.46	03/21/03		J/K(2)		(2)		03/21/03	03/21/05	Common Stock	40,000	(2)	(2)	I	(4)

Explanation of Responses:

(1) Exercise of derivative security exempted pursuant to Rule 16b-3.
(2) On March 21, 2003, the Reporting Person entered into a prepaid forward purchase agreement pursuant to which, (i) the reporting person delivered to the broker, the shares listed in item 7 as collateral for the Reporting Person's obligations, (ii) the broker delivered to the Reporting Person, an agreed percentage of the market value of the shares listed in item 7 as collateral for broker's obligations, and (iii) the Reporting Person is obligated to deliver to the broker payment in stock or cash pursuant to the following formula: At Maturity (two years from date of transaction) (Payment in Stock or Cash, if available): (1) If NBIX price is < downside protection price: Reporting Person pays Salomon Smith Barney Number of Shares x NBIX price; (2) if NBIX price is between downside protection price and capped upside protection price: Reporting Person pays Salomon Smith Barney Number of Shares x downside protection price; (3) if NBIX price is > capped upside protection price: Reporting Person pays Salomon Smith Barney Number of Shares x the agreed downside protection price divided by the capped upside protection price, and (iv) Reporting Person has an agreed participation above the capped upside protection price.
(3) Holdings of 03/19/03 exercise of underlying derivative security reported in Table II held in PNH Limited Liability Company
(4) Shares held by PNH Limited Liability Company.

By: /s/ Margaret E. Valeur-Jensen **Signature of Reporting Person	03/21/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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